UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes               No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 26, 2002	MASISA S.A. Conf: /s/ Carlos Marín . Name: Carlos Marín Chief Financial Officer

On November 8th, 2002 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the nine month period ended on September 30, 2002. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30,
	2002	2001
CONSOLIDATED BALANCE SHEET	ThCh$	ThCh$

ASSETS

CURRENTS ASSETS
Cash and Banks	1,096,731	1,674,255
Time deposits	391,938	2,102,411
Marketable securities (net)	0	0
Accounts receivable (net)	26,880,152	26,965,496
Notes receivable (net)	4,883,839	11,920,401
Sundry debtors	3,003,943	3,157,822
Notes and accounts receivable from related companies	6,063,657	6,327,270
Inventories (net)	40,528,148	30,863,431
Recoverable taxes	6,028,670	6,566,440
Prepaid expenses	1,467,814	894,072
Deferred taxes	324,739	576,518
Other current assets	4,521,949	4,252,413

Total current assets	95,191,580	95,300,529

FIXED ASSETS
Land	43,669,812	39,870,222
Buildings and infrastructure	68,892,491	58,270,142
Machinery and equipment	323,844,887	239,470,133
Other fixed assets	124,797,886	158,102,569
Asset reappraisal	0	0
Less: depreciation	(111,897,192)	(94,215,289)

Total fixed assets	449,307,884	401,497,777

OTHER ASSETS
Investments in related companies	0	68
Investments in other companies	5,888	5,888
Goodwill	1,031,052	1,249,689
Negative goodwill	(906,041)	0
Long term receivable	1,188,185	2,237,329
Notes and accounts receivable from related companies	2,472,615	1,965,837
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	112,002,112	93,593,037

Total other assets	115,793,811	99,051,848

TOTAL ASSETS	660,293,275	595,850,154

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30,
CONSOLIDATED BALANCE SHEET	2002 ThCh$	2001 ThCh$

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Due to banks and financial institutions short/term	31,584,982	24,259,274
Short/term portion of long/term liabilities to banks and financial institutions	7,647,641	6,845,280
Short-term portion of long term Bonds	20,331,967	1,497,871
Other long/term liabilities due within one year	373,424	1,430,891
Dividends payable	167,984	108,452
Accounts payable	9,702,490	11,003,988
Notes payable	0	0
Sundry creditors	626,621	461,014
Notes and accounts payable to related companies	2,660	0
Provisions	3,671,417	5,649,276
Withholdings	625,910	1,414,502
Income tax	3,276,437	3,419,970
Unearned income	77,032	41,253
Deferred taxes	0	0
Other current payable	6,923	170,987

Total current liabilities	78,095,488	56,302,758

LONG-TERM LIABILITIES
Due to banks and financial institutions	184,925,576	134,287,851
Bonds Payable	33,692,850	49,721,731
Notes payable	0	0
Sundry creditors	4,211,109	3,014,399
Notes and accounts payable to related companies	0	0
Provisions	15,565	671,159
Deferred taxes	4,659,622	8,858,326
Other long term payable	0	0

Total long-term liabilities	227,504,722	196,553,466

Minority interest	42,260,361	43,838,278

SHAREHOLDERS' EQUITY
Paid/up capital stock	165,365,137	163,990,930
Capital revaluation reserve	2,149,747	3,536,321
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	38,840,303	29,352,209
Accumulated deficit for development period (less)	0	(393,776)

Retained Earnings	106,077,517	102,669,968

Reserve future dividends	82,794,402	68,220,508
Accumulated profits	13,122,584	13,123,602
Accumulated losses (less)	0	0
Net income for the period	10,160,531	21,325,858
Interim dividends (less)	0	0

Total shareholders' equity	312,432,704	299,155,652

Total liabilities and shareholders' equity	660,293,275	595,850,154

The accompanying NotesN°1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the nine-month period Ended September 30,
	2002	2001
CONSOLIDATED STATEMENT OF INCOME	ThCh$	ThCh$

Sales	119,323,179	119,846,599
Cost of sales (less)	(86,341,630)	(81,033,928)
Gross margin	32,981,549	38,812,671
Selling and administrative expenses (less)	(15,575,343)	(17,068,388)

OPERATING RESULT	17,406,206	21,744,283

Financial Income	7,581,204	6,363,411
Income on investments in related companies	0	17
Other non operating income	3,699,415	9,920,355
Loss on investments in related companies (less)	(17,606)	(103,002)
Amortization of goodwill (less)	(163,442)	(165,310)
Financial expenses (less)	(11,361,025)	(9,478,089)
Other non/operating expenses (less)	(308,922)	(10,210,587)
Price/level restatement	(446,335)	(1,388,521)
Exchange Differences	(3,937,230)	6,784,375

NON/OPERATING RESULT	(4,953,941)	1,722,649

Result before income taxes and minority interest	12,452,265	23,466,932
Income taxes (less)	(4,584,211)	(3,095,688)
Consolidated Profit (Loss)	7,868,054	20,371,244
Minority interests	1,794,260	954,614
Amortization negative goodwill	498,217	0

NET INCOME	10,160,531	21,325,858

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the nine-month period ended September 30,
	2002	2001
CONSOLIDATED STATEMENT OF CASH FLOW	ThCh$	ThCh$

Cash flow from operating activities
Collection of accounts receivable	142,336,726	148,318,703
Interest income receivable	6,054,944	6,968,035
Dividends and other distributions received	0	7,303
Other income	1,531,573	2,386,178
Payments of suppliers and personnel (less)	(130,886,936)	(115,651,095)
Interest paid (less)	(7,186,290)	(12,385,150)
Income tax paid (less)	(1,660,959)	(4,123,656)
Other expenses paid (less)	(1,876,093)	(383,789)
V.A.T. and similar paid (less)	(3,527,801)	(7,537,519)

Net positive (negative) cash flow from operating activities	4,785,164	17,599,010

Cash flow from financing activities
Issuance of cash shares	304,768	25,885,727
Loans drawn	40,080,266	105,331,315
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	618,355
Dividends paid (less)	(6,113,243)	(7,897,502)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(9,855,856)	(102,932,733)
Bonds paid (less)	0	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loans from related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	0

Net positive (negative) cash flow from financing activities	24,415,935	21,005,162

Cash flow from investment activities
Sales of fixed assets	111	139,026
Sales of permanent investments	791,471	10,083,998
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	26,743,362
Acquisition of fixed assets (less)	(33,593,202)	(57,622,171)
Interest capitalized repaid (less)	0	0
Permanent investments (less)	(2,042)	(2,211,859)
Investments in securities (less)	(5,989,840)	(26,713,608)
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	357,535
Other investment disbursements (less)	(163,223)	0

Net positive (negative) cash flow from investment activities	(38,956,725)	(49,223,717)

Net total positive (negative) cash flow of the period	(9,755,626)	(10,619,545)

Effect of inflation on cash and cash equivalents	(1,345,029)	1,856,490

Net change in cash and cash equivalents (less)	(11,100,655)	(8,763,055)

Initial balance of cash and cash equivalents	12,589,324	14,732,965

Final balance of cash and cash equivalents	1,488,669	5,969,910

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the nine-month period ended September 30,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2002	2001
OPERATING ACTIVITIES	ThCh$	ThCh$

Net income (loss) for the period	10,160,531	21,325,858
Results on sales of assets:
(Profit) loss on sales of fixed assets	(14,412)	(68,295)
(Profit) on sales of investments	0	(7,656,465)
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	13,237,244	9,779,066
Amortization of intangibles	6,366	0
Write/off and provisions	377,770	8,216,212
Income from investment in related companies (less)	0	(17)
Loss on investment in related companies	17,606	103,002
Amortization of goodwill	163,442	165,310
Amortization of negative goodwill (less)	(498,217)	0
Net price/level restatements	446,335	1,388,521
Net exchange difference	3,937,230	(6,784,375)
Other credit to income not affecting cash flow (less)	0	(581,692)
Other changes to income not affecting cash flow	887,648	0

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(814,000)	(6,905,019)
Decrease (increase) in inventories	(8,978,535)	(1,041,842)
Decrease (increase) in other assets	(8,873,845)	1,527,671

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	(5,880,032)	(1,660,762)
Increase (decrease) in interest payable	3,361,965	1,798,311
Net Increase (decrease) in income taxes payable	3,176,746	(1,722,987)
Increase (decrease) in other accounts payable related to non/operating income	(812,593)	1,328,972
Net increase (decrease) value added tax and similar payable	(3,321,825)	(657,845)
Profit (loss) of minority interest	(1,794,260)	(954,614)

Net positive (negative) cash flow from operating activities	4,785,164	17,599,010

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 AND 2001
(Free translation from the original in Spanish)

NOTE 1 – COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance: “Superintendency of Securities and Insurance” and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2002 and September 30, 2002, and are presented compared to the same period of 2001

b) Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendency of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendency of Securities and Insurance will primate.

In accordance to Circular N° 79 and N° 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of September 30, 2002 as required by the Technical Bulletin N° 64 of the Chilean Institute of Accountants.

c) Presentation basis.

Only for comparative purposes, the financial statements of the previous year were adjusted by 2.2% to reflex changes in the purchasing power of the Chilean peso, using the CPI variation as reference.

Also for comparative purposes, some restatements have been made to financial statements as of September 30, 2001.

d) Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			September 30, 2002			September 30,
						2001
RUT	Company	Business	Direct	Indirect	Total	Total

Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.000	100.000	100.000	100.000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.000	100.000	100.000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.000	100.000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	0.0000
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.		1.0000	99.0000	100.0000	0.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	0.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4492	0.0000	60.4492	53.9956
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.000	100.000
79,554,560-3	Inversiones Coronel Limitada	Investments	99.9993	0.0007	100.000	100.000
96,623,490-3	Masisa Cabrero S.A.		99.9926	0.0074	100.000	92.6100
79,616,940-0	C Y D Agrofruta Limitada		0.0000	100.0000	100.000	0.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.000	0.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	60.4492	60.4492	0.0000
Foreign	Forestal Argentina S.A.		0.0000	30.2900	30.2900	0.0000

The effects of unrealized results form transactions with subsidiaries have been eliminated.

On August 22, 2001, the Company acquired the 7.39% of Masisa Cabrero S.A. shares.
On August 23, 2001, the Company created the companies Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V.
On November 19, 2001, the Company acquired the 100% of C y D Agrofruta Ltda.
On June 26, 2002, the Company created the company Masisa Partes y Piezas Ltda.

e) Price-level restatement

The consolidated financial statements have been adjusted in accordance with generally accepted accounting principles. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which amounted 1.3% during the January 2002–September 2002 period (2.2% in 2001). The income and expense accounts have also been restated in terms of period-end constant pesos.

f) Foreign currency

Assets and liabilities in foreign currency have been translated into Chilean pesos at the closing exchange rates published by the Central Bank of Chile for the different types of operations, at the exchange rates agreed with the corresponding creditors, and to the Unidad de Fomento (UF) value published by the National Institute of Statistics, prevailing at the closing date of each period.

Assets and liabilities in foreign currency have been translated into Chilean pesos at the official exchange rate applicable to each period:

		2002	2001
Currency		ThCh$	ThCh$

US Dollar (US$)	US$	748.73	695.02
Argentine Pesos	ThAr$	200.73	695.02
Real (Brazil)	$R	199.93	260.50
Mexican Peso	MxN	73.40	73.09
Nuevo Sol Peruano	Sol	206.15	199.71
Euro	Euro	738.39	632.53
Swedish Crone	Crs	80.67	65.10
Unidad de Fomento (U.F.)	U.F.	16,455.03	16,094.96

g) Marketable securities

Marketable securities are comprised of share in money market mutual funds, which are stated at redemption value at the end of each year.

h) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus price/level restatement.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2j). As of September 30, 2002, this account includes the expenses related to harvesting roads at their initial cost plus price level restatement, and they will be amortized to sale cost after timber harvest and sale of the timber.

The amount thus determined does no exceed their corresponding market values.

i) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

j) Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated, which includes the actual financial cost incurred by the company, until those assets are able to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been credited to the Forestry reserve value in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

k) Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

l) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

m) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.
Investments in companies located in other countries have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

n) Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, generated a lower investment value for the Company, that as of September 30, 2002 has a value of THCH$150,113. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of September 30, 2002 has a value of THCH$880,939. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company of THCH$906,041. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. in this period, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

o) Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period.

The value thus determined does not exceed the current market value.

p) Income tax

The company has recognized its tax obligations in conformity with current legislation.

q) Deferred tax

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68 y 69 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

r) Sales

Sales value corresponds to the sale of the Company manufactured products, and their price is given by present market regulations.

s) Derivative contracts

Risk coverage financial instruments taken by the company to reduce or eliminate the foreign currency risk. In addition, the Company has taken LIBOR interest rate SWAPS to partially reduce or eliminate the interest rate fluctuation risk.This contracts has been recorded in accordance with the No 57 Technical Bulletin of the Accountant Institute of Chile.

t) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

u) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

v) Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of September 30, 2002, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial ThCh$	Final Balance ThCh$

2002
Cash	5,136,941	1,096,731
Time deposits	7,452,383	391,938
Marketable securities	0	0
Securities purchased under resale agreements	0	0

Total	12,589,324	1,488,669

2001
Cash	1,500,539	1,674,255
Time deposits	12,199,198	2,102,411
Marketable securities	1,033,228	0
Securities purchased under resale agreements	0	2,193,244

Total	14,732,965	5,969,910

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES

There have been no changes in accounting principles during current period in comparison to previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

Currency

	Less than 90 days		More than 90 and less			Currency Total		Long-term
			than 1 year
	09/30/2002	09/30/2001	09/30/2002	09/30/2001	Sub-Total	09/30/2002	09/30/2001	09/30/2002	09/30/2001

Account receivable	27,096,160	24,832,644	1,006,775	2,132,852	28,102,935
Non-collect receivables estimate	0	0	0	0	(1,222,783)	26,880,152	26,965,496	286,068	0
Notes receivable	4,718,260	8,717,874	620,519	3,202,527	5,338,779
Non-collect receivables estimate	0	0	0	0	(454,940)	4,883,839	11,920,401	0	0
Sundry debtors	3,060,225	1,633,976	67,438	1,523,846	3,127,663
Non-collect receivables estimate	0	0	0	0	(123,720)	3,003,943	3,157,822	902,117	2,237,329

					Total Long Term receivable			1,188,185	2,237,329

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2002 ThCh$	2001 ThCh$

National receivable
Account receivable	10,874,289	10,038,406
Notes receivable	2,036,571	2,834,118
Short-term Sundry debtors	1,036,956	824,854
Long-term Sundry debtors	721,941	236,374

Foreign receivable

Account receivable	16,005,863	16,927,090
National account receivable	40.45%	37,23%
Foreign account receivable	59.55%	62,77%

Notes receivable	2,847,268	9,086,283
National notes receivable	41.70%	23,78%
Foreign notes receivable	58.30%	76,22%

Short-term Sundry debtors	1,966,987	2,332,968
National short-term sundry debtors	34.52%	26.12%
Foreign short-term sundry debtors	65.48%	73.88%

Long-term Sundry debtors	466,244	2,000,955
National long-term sundry debtors	60.76%	10.57%
Foreign long-term sundry debtors	39.24%	89.43%

NOTE 5 – TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement. Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

In 2002, the long term account receivable for the subsidiary Río Calle Calle S.A. are summarized in American dollars (US$)and pays an annual interest of 3.0%.

Notes and account receivable from related companies:

RUT	Company	Short Term		Long Term
		09/30/2002	09/30/2001	09/30/2002	09/30/2001

96,469,000-6	Andinos S.A.	24,098	2,763,574	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	9,793	18,464	2,472,615	1,965,837
96,773,280-K	Fibramold S.A.	0	93,666	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	1,908,187	0	0	0
Foreign	Maderas y Sintéticos del Perú S.A.C.	0	3,451,566	0	0
Foreign	Fibravova C.A.	1,628	0	0	0
Foreign	Masnova S.A. de C.V.	4,119,951	0	0	0

TOTAL		6,063,657	6,327,270	2,472,615	1,965,837

a) Notes and accounts payables from related companies:

RUT	Company	Short Term		Long Term
		09/30/2002	09/30/2001	09/30/2002	09/30/2001

96,527,410-3	Forestal Millalemu S.A.	2,660	0	0	0

TOTAL		2,660	0	0	0

b) come from related companies and persons:

				09/30/2002		09/30/2001
					Effect on		Effect on
					Income,		Income,
					Profit		Profit
Company	RUT	Relationship	Concept	Amount	(loss)	Amount	(loss)
				ThCh$	ThCh$	ThCh$	ThCh$

Andinos S.A.	96,469,000-6	Common director	Sales of products	869,080	147,302	1,866,276	553,538
Andinos S.A.	96,469,000-6	Common director	Purchase and services	1,690,047	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Purchase and services	3,472	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Rent	5,040	4,271	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Paid invoice	5,852	0	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	207,220	186,570	7,232	7,232
Forestal Rio Calle Calle S.A.	Foreign	Associated	Reimburse Loans	224,208	0	0	0
Fibranova C.A.	Foreign	Associated	Reimburse of cost	1,425	0	0	0
MasNova S.A.	Foreign	Associated	Reimburse invoice	416,225	0	0	0
MasNova S.A.	Foreign	Associated	Sales of products	3,532,573	588,762	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	2,656,755	442,793	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Reimburse invoice	2,961,465	0	0	0
Maderas y Sintéticos del Perú S.A.C.	Foreign	Affiliated	Sales of products	0	0	1,918,915	671,621
Maderas y Sintéticos del Perú S.A.C.	Foreign	Affiliated	Shipment sent	0	0	1,166,046	0

NOTE 6 – INVENTORIES

The principal components are set forth below:

	2002	2001
Inventories	ThCh$	ThCh$

Finished goods	21,316,869	14,073,280
Obsolescence Provision	(199,947)	(199,947)
Raw Materials	6,964,141	5,955,340
Other material	1,965,557	2,143,520
Spare parts	6,323,939	3,339,107
Forest and Plantation in exploitation	4,157,589	5,552,131

Total	40,528,148	30,863,431

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At September 30, 2002, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2002
ThCh$

Masisa S.A.’s taxable income	14,993,969
Masisa Cabrero S.A.’s tributary taxable income	3,729,075
Inversiones Coronel Ltda.’s taxable income	826,569
Masisa Inversiones Ltda’s taxable income	3,714,406

Balances of tributary retained gains and their respective credits:

1) Masisa S.A. :	Taxed Earning Reserve amounting ThCh$4,607,285 with credit of 15%, ThCh$14,993,969 with credit of 16% and ThCh$1,038,127 without credit
2) Masisa Inversiones Ltda.:	Taxed Earning Reserve amounting ThCh$4,455,436 with credit of 15% and ThCh$3,714,406 with credit of 16%.
3) Inversiones Coronel Ltda.	Taxed Earning Reserve amounting ThCh$852,654 with credit of 15% and ThCh$826,569 with credit of 16%.
4) Masisa Cabrero S.A.	Taxed Earning Reserve amounting ThCh$1,924,738 with credit of 15% and ThCh$3,729,075 with credit of 15%.
5) Masisa do Brasil Ltda.	( Tax loss )
6) Maderas y Sintéticos del Perú S.A.C.	( Tax loss )
7) Forestal Tornagaleones S.A. a) Deferred Tax	( Tax loss )

The balances for this item are as follows:

			09/30/2002				09/30/2001
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	402,153	0	0	0	408,013	303,279	0	0
Anticipated income	0	0	0	0	734	0	0	0
Vacation provisions	132,487	0	0	0	138,265	0	0	0
Manufacturing expenses	0	0	647,584	3,108,770	0	0	293,484	0
Fixed assets depreciation	0	0	0	12,535,875	0	0	0	21,906,369
Others events	296,024	208,679	19,279	236,471	501,856	1,101,868	34,674	0
Tax Loss	1,356,676	8,173,068	0	0	0	894,685	0	0
Forestry reserve	0	0	11,805	2,613,849	0	0	0	0
PB line provision	0	842,867	0	0	0	833,970	0	0
Balance for Complementary assets amortization	(13,429)	(936,702)	0	(10,587,676)	(156,125)	(868,919)	(11,933)	(10,783,160)
Valuation provisions	(1,170,504)	(5,040,245)	0	0	0	0	0	0

Total	1,003,407	3,247,667	678,668	7,907,289	892,743	2,264,883	316,225	11,123,209

b) Income Taxes:

Items	2002 ThCh$	2001 ThCh$

Income tax provision	(3,722,243)	(4,184,965)
Tax expenses Adjustment	135,412	3,765
Effect for deferred taxes of the period	(487,374)	1,024,045
Tax credit due to tax loss	(8,942)	0
Effect for amortization of deferred assets and liabilities complementary accounts	(351,078)	72,920
Effect on assets and liabilities of the changes in de valuating provisions	0	0
Others	(149,986)	(11,453)

	(4,584,211)	(3,095,688)

NOTE 8 – FIXED ASSETS

a) This caption includes:

	2002				2001

		Accumulated	Year depreciation			Accumulated	Year depreciation
	Assets value	Depreciation	Explotation	Non-explotation	Assets value	Depreciation	Explotation	Non-Explotation
Fixed assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Lands	43,669,812	0	0	0	39,870,222	0	0	0
Building and infrastructure	68,892,491	(14,810,501)	(1,740,123)	(41,919)	58,270,142	(13,132,491)	(1,173,400)	(51,733)

Machinery and equipment	323,844,887	(75,182,430)	(9,866,431)	(26,645)	239,470,133	(64,703,785)	(7,057,173)	(96,914)

Machinery and equipment	323,088,938	(74,850,516)	(9,862,594)	(7,993)	238,723,828	(64,477,749)	(7,037,067)	(87,360)
Transportation equipment	735,765	(331,914)	(3,837)	(18,652)	727,157	(226,036)	(20,106)	(9,554)
Chilean GAAP Adjustments	20,184	0	0	0	19,148	0	0	0

Other fixed assets:	124,797,886	(8,667,017)	(718,735)	(843,391)	158,102,569	(6,599,947)	(842,320)	(557,526)

Plantations	69,314,085	0	0	0	62,274,892	0	0	0
Furniture, fixture and other	7,467,615	(5,043,770)	(244,493)	(410,329)	5,639,162	(3,553,245)	(87,530)	(251,379)
Spare parts	7,493,881	(465,237)	(137,599)	0	7,115,040	(785,193)	(235,761)	0
Transit spare parts and equipment	104,016	0	0	0	0	0	0	0
Construction in progress	17,879,021	0	0	0	39,598,323	0	0	0
Transit fixed assets	297,419	0	0	0	25,453,425	0	0	0
Other fixed assets	22,241,849	(3,158,010)	(336,643)	(433,062)	18,021,727	(2,261,509)	(519,029)	(306,147)

Fixed assets in leasing	1,148,109	(623,500)	(89,638)	0	1,148,198	(523,597)	(80,488)	0
Computacional systems (software)	2,910,005	(1,255,834)	(156,965)	(346,888)	4,078,761	(1,647,493)	(425,658)	(306,147)
Other	18,183,735	(1,278,676)	(90,040)	(86,174)	12,794,768	(90,419)	(12,883)	0

Total	561,205,076	(98,659,948)	(12,325,289)	(911,955)	495,713,066	(84,436,223)	(9,072,893)	(706,173)

Total Fixed assets	449,307,884	(111,897,192)			401,497,777	(94,215,289)

b)	From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c)	In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. Thus, the Company registered a charge against 2001 results of ThCh$ 5,812,999, which is presented under the account “Other Non Operating Expenses”.

d)	The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 j) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of September 30, 2002 was THCH$14,398,341 (THCH$14,025,120 in 2001), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2j) to the book value after price level restatement. As indicated in the Note 2j), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of ThCh$356,932 (ThCh$732,410 in 2001).

NOTE 9 – INVESTMENT IN RELATED COMPANIES

					Participation %		Shareholder’s Equity		Net income For the period

RUT	Investments in related companies	Country	Currency	Number of shares	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001

96,652,640-8	Inversiones Industriales S.A	Chile	Pesos	1,000	0.0000	50.0000	0	0	0	(1,616,689)
96,610,780-4	Portuaria Corral S.A	Chile	Pesos	1	0.0000	0.0025	0	2,723,642	0	(113,860)
96,626,060-2	Forestal Río Calle – Calle S.A	Chile	Pesos	1	0.0000	0.0012	0	0	0	(1,602,791)
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000	0.0000	(31,130)	0	(35,213)	0

	Total

	Net income Accrued		VPP		Unrealized Result		Book value of investment
RUT	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001

96,652,640-8	0	(103,001)	0	0	0	0	0	0
96,610,780-4	0	(1)	0	68	0	0	0	68
96,626,060-2	0	17	0	0	0	0	0	0
Foreign	(17,606)	0	0	0	0	0	0	0

Total			0	68	0	0	0	68

a)    Subsidiaries with negative equity

The proportional value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

– MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity in 2002, thereby a provision has been constituted for M$15,565. This investment is presented in Long Term Provisions.

– Maderas y Sintéticos del Perú S.A.C.

The subsidiary Maderas y Sintéticos del Perú S.A.C presents negative shareholder’s equity in 2001, thereby a provision has been constituted for M$ 671,159. This investment is presented in Long Term Provisions

Inversiones Industriales S.A.

Inversiones Industriales S.A. and Forestal Río Calle Calle S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinuated the application of the VPP method, recognizing losses up to cover the total investment

b)   Changes and Events

Year 2002

– MasNova de México S.A. de C.V.

On December 14, 2001,the company MasNova de México S.A. de C.V. is constituted, its capital stock arises to the amount of US$5,453.04 and its represented by 50,000 nominative shares.

Its shareholders are Masisa de Mexico S.A. de C.V. with a 50% participation over the capital stock, equivalent to 25,000 shares and Terranova Internacional S.A. with a 50% participation over the capital stock, equivalent to 25,000 shares.

– Portuaria Corral S.A.

As of March 14, 2002 the Company, thought its subsidiary Masisa Inversiones Limitada, sold its stock in Portuaria Corral S.A., for an amount of ThCh$ 57.

Year 2001

– Georgia Pacific Masisa Resinas Ltda. and Resinas Concordia Ltda.

On January 17, 2001 the Company sold its holdings to Georgia Pacific Inc. in a joint venture in which it participated through its subsidiaries Masisa Inversiones Limitada and Inversiones Coronel Limitada with a 50% stock in Georgia Pacific Masisa Resinas Limitada and 50% stock in Resinas Concordia S.A. The sale price was ThCh$7,394,052 greater than the related equity values recorded on the trade date, which is included in the results of the related subsidiaries. In addition, a credit to income of ThCh$1,883,617 was generated from the reversal of unrealized gains and the realization of the corresponding accumulated translation adjustment reserve.

– Maderas y Sintéticos del Perú S.A.C.

Until September 30, 2001, the financial statement of Maderas y Sintéticos del Perú S.A.C. were not included in the consolidation because this company was in its the development stage. As of September 30, 2002 their financial statements are included in de Consolidation of Masisa and its subsidiaries.

NOTE 10 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			09/30/2002		09/30/2001
		Term	First nine months 2002 Amortization	Total Goodwill	First nine months 2001 Amortization	Total Goodwill
RUT	Company		ThCh$	ThCh$	ThCh$	ThCh$

87,658,900-1	Maderas y Paneles S.A.	10 year	128,668	150,113	128,678	321,695
96,623,490-3	Masisa Cabrero S.A.	20 year	34,774	880,939	36,632	927,994

			163,442	1,031,052	165,310	1,249,689

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, that generated a lower investment value for the Company, that as of September 30, 2002 has a value of ThCh$150,113. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of September 30, 2002 has a value of ThCh$880,939. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b) Negative Goodwill

			09/30/2002		09/30/2001
			First nine months 2002	Total	First nine months 2001	Total
		Term	Amortization	Negative	Amortization	Negative
				Goodwill		Goodwill
RUT	Company		ThCh$	ThCh$	ThCh$	ThCh$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	498,217	906,041	0	0

			498,217	906,041	0	0

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in May 23, 2002, which at September 30this of ThCh$906,041. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. in this period, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

NOTE 11 – OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2002	2001
Other long-term assets	Term	ThCh$	ThCh$

Time deposit Rabobank Curucao S.A. (2)	Year 2004	21,338,805	20,243,848
Time deposit Bankboston Latinoamericano (2)	Year 2004	41,928,880	39,777,385
Time deposit Bankboston Latinoamericano (2)	Year 2005	39,325,710	29,690,976
BankBoston N.A. Nasssau Branch (2)	Year 2006	4,118,015	0
Boston Latin Finance Co. (2)	Year 2006	1,871,825	0
Inactive Assets (1)		1,259,589	700,456
Recoverable long term taxes		2,159,288	3,180,372

Total		112,002,112	93,593,037

(1) In 1997, management decided to close down its plywood line operations. Consequently, as mentioned in the Note 2j) the Company recorded these assets at fair value less costs to sell based on an independent appraisal.

(2) The long term deposits had accrued interests which are presented as other current assets, their maturity is semestral, and the amount is of ThCh$4,521,949 in the 2002 (ThCh$2,059,170 in the 2001)

NOTE 12 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
		2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
RUT	Bank o financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Short Term
97,004,000-5	Banco de Chile	9,237,067	6,505,343	0	0	0	0	102,339	0	9,339,406	6,505,343
97,006,000-6	Banco de Crédito e Inversiones	3,018,983	2,928,809	0	0	0	0	0	0	3,018,983	2,928,809
97,919,000-k	ABN Amro Bank	3,016,022	0	0	0	0	0	627,792	0	3,643,814	0
Foreign	Banco de Chile New York	9,591,240	0	0	0	0	0	0	0	9,591,240	0
Foreign	Citibank N.A.	0	499,206	0	0	0	0	0	0	0	499,206
Foreign	Banco de Boston	0	7,254,754	0	0	0	0	0	0	0	7,254,754
Foreign	Banco de Boston	5,661,147	5,012,176	0	0	0	0	0	0	5,661,147	5,012,176
Foreign	ABN Amro Bank	0	0	286,428	0	0	0	0	0	286,428	0
Foreign	Security Bank	0	2,058,986	0	0	0	0	0	0	0	2,058,986
Foreign	Banco de la Nación Argentina	0	0	43,964	0	0	0	0	0	43,964	0
	Total	30,524,459	24,259,274	330,392	0	0	0	730,131	0	31,584,982	24,259,274
	Principal owed	28,264,558	23,298,182	330,392	0	0	0	730,131	0	29,325,081	23,298,182
	Rate	2.74%	4.97%	4.79%	0	0	0	8.16%	0	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	558,030	1,691,556	0	0	0	0	0	0	558,030	1,691,556
97,006,000-6	Banco de Crédito e Inversiones	0	0	0	0	1,433,691	1,439,240	0	0	1,433,691	1,439,240
Foreign	Security Bank	32,493	0	0	0	0	0	0	0	32,493	0
Foreign	Dresdner Bank Lateiamerica	45,094	73,234	0	0	0	0	0	0	45,094	73,234
Foreign	Comerica Bank	184,837	0	0	0	0	0	0	0	184,837	0
Foreign	Citibank N.A.	802,098	0	0	0	0	0	0	0	802,098	0
Foreign	BankBoston N.A.	3,078,859	2,566,416	0	0	0	0	0	0	3,078,859	2,566,416
Foreign	Banco Rabobank Ireland PLC	1,450,492	138,893	0	0	0	0	0	0	1,450,492	138,893
Foreign	BankBoston	0	0	62,047	0	0	0	0	0	62,047	0
Foreign	Banco de la Nación Argentina	0	0	0	935,941	0	0	0	0	0	935,941
	Total	6,151,903	4,470,099	62,047	935,941	1,433,691	1,439,240	0	0	7,647,641	6,845,280
	Principal owed	374,365	1,476,494	62,047	935,941	1,402,367	1,401,867	0	0	1,838,779	3,814,302
	Rate	3.61%	5.77%	0	4.32%	6.70%	6.40%	0	0	0	0

2002
%

Total amount of liabilities in foreign currency:	94.00
Total amount of liabilities in local currency:	6.00

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period

RUT	Bank o financial institution	Currency	More 1 year up to 2 year ThCh$	More 2 year up to 3 year ThCh$	More 3 year Up to 5 year ThCh$	More 5 year Up to 10 year ThCh$	Total Long Term to close The financial Statements ThCh$	Rate	Total Long Term to close The financial statements ThCh$

	Short Term

96,658,480-7	Raboinvestment Chile S.A.	Dollar	748,730	1,497,460	6,551,388	2,059,006	10,856,584	Libor+1,875%	9,376,098
97,006,000-6	Banco de Credito e Inversiones	U.F.	1,402,367	1,402,367	1,402,366	0	4,207,100	6.70%	5,607,428
Foreign	Security Bank	Dollar	698,815	698,815	698,815	0	2,096,445	Libor+1.50%	0
Foreign	Dresdner Bank Lanteiamerica	Dollar	748,730	1,497,460	2,246,190	0	4,492,380	Libor+1.90%	4,261,863
Foreign	Comerica Bank	Dollar	1,604,528	3,209,057	6,417,364	0	11,230,949	Libor+1.35%	0
Foreign	Citibank N.A.	Dollar	12,407,526	12,407,526	18,611,289	0	43,426,341	Libor+1.00%	24,860,865
Foreign	BankBoston N.A.	Dollar	11,979,680	61,246,114	8,028,796	0	81,254,590	11.275%	69,781,759
Foreign	BankBoston Banco Multiplo S.A.	Dollar	0	0	5,989,840	0	5,989,840	11.275%	0
Foreign	Rabobank Ireland PLC	Dollar	21,338,805	0	0	0	21,338,805	8.00%	20,243,848
Foreign	BankBoston	Other Currency	32,542	0	0	0	32,542	0	0
Foreign	Banco de la Nación Argentina	Other Currency	0	0	0	0	0	0	155,990

	Total		50,961,723	81,958,799	49,946,048	2,059,006	184,925,576	0	134,287,851

2002%

Total amount of liabilities in foreign currency:	97.72
Total amount of liabilities in local currency:	2.28

NOTE 14 – SHORT TERM AND LONG TERM BONDS

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds A series : matures on May 15, 2003 and interest are paid every six months in May and November of each year.
Bonds B series: matures in 5 yearly installments of US$ 9 million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount outstanding	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
						Interest Payment	Capital Payment	09/30/2002	09/30/2001	Chile o en el extranjero

Short term Portion of Long Term Bond
Private Placement	A	18,718,250	Dollar	7.82%	15-05-2003	6 Months	2003	19,283,427	524,604	Foreign
Private Placement	B	0	Dollar	0	15-05-2008	6 Months	2004	1,048,540	973,267	Foreign
Total Short Term Portion								20,331,967	1,497,871
Long Term Bond
Private Placement	A	0	Dollar	7.82%	15-05-2003	6 Months	2003	0	17,757,761	Foreign
Private Placement	B	33,692,850	Dollar	8.06%	15-05-2008	6 Months	2004	33,692,850	31,963,970	Foreign
Total Long Term Portion								33,692,850	49,721,731

NOTE 15 – PROVISIONS AND WRITE-OFFS

a)   Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$2,001,390 in 2002 (ThCh$2,216,566 in 2001), which have been deducted from the respective captions.

b)   Outstanding provisions at the end of each period:

Current liabilities	2002 ThCh$	2001 ThCh$

Provision for vacation	855,610	729,052
Participation	415,820	1,096,318
Plan Stoppage Provision	396,828	0
Provision commission	888,690	780,270
Provision audit	22,220	0
Provision for repair expenses	1,092,249	1,077,799
Provision for account receivable	0	1,965,837

Total	3,671,417	5,649,276

Long –Term liabilities
Equity investment (negative equity) in
Maderas y Sintéticos del Perú S.A.C.	0	671,159
Equity investment (negative equity) in
Masnova de México S.A. de C.V.	15,565	0

Total	15,565	671,159

NOTE 16 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the
	2002	2001	2002	2001

Masisa Cabrero S.A.	0	0	0	(165,335)
Forestal Tornagaleones S.A.	22,710,199	23,743,096	838,685	1,000,755
Forestal Argentina S.A.	19,550,564	20,095,182	955,572	119,194
Maderas y Sintéticos del Perú S.A.C.	(402)	0	3	0

Total	42,260,361	43,838,278	1,794,260	954,614

NOTE 17 – SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2002 and 2001 were as follows:

	2002

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	165,365,137	0	22,338,563	67,346,959	12,954,180	0	20,541,208
Allocation of income	0	0	0	20,541,208	0	0	(20,541,208)
Pay of dividends	0	0	0	(6,162,362)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	16,211,338	0	0	0	0
Price-level restatement of equity	0	2,149,747	290,402	1,068,597	168,404	0	0
Net income for the period	0	0	0	0	0	0	10,160,531
Balance	165,365,137	2,149,747	38,840,303	82,794,402	13,122,584	0	10,160,531

	0	0	0	0	0	0	0

				2001

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	135,609,089	0	14,268,318	56,033,068	12,564,675	(150,100)	16,945,725
Allocation of income	0	0	0	16,795,625	0	150,100	(16,945,725)
Pay of dividends	0	0	0	(7,558,031)	0	0	0
Capital Increase with shares issue	24,851,704	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	(385,299)	0

Reserve for foreign currency translation	0	0	14,138,667	0	0	0	0

Price-level restatement of equity	0	3,460,197	313,376	1,481,303	276,423	0	0

Net income for the period	0	0	0	0	0	0	20,866,789
Balance	160,460,793	3,460,197	28,720,361	66,751,965	12,841,098	(385,299)	20,866,789

Restated balance	163,990,930	3,536,321	29,352,209	68,220,508	13,123,602	(393,776)	21,325,858

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c) Capital (amount ThCh$)

Series	Subscribed Capital	Paid Capital

Unique	167,514,884	167,514,884

d) Other Reserves

1)  Forest Reserves

Forestry reserves accounts corresponding to Masisa S.A. ownership of Forestal Tornagaleones S.A. and Forestal Argentina S.A., are classified under “other Reserves” due to the recognition of the grown in forestry resources. The balance as of September 30, 2002 was ThCh$7,743,725 (ThCh$7,542,789 2001), and the account “reserve for foreign currency translation adjustment” detailed as follow :

2)  Reserve for foreign currency translation adjustments

Corresponds to the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64, The following table depicts such adjustment according to the foreign subsidiary that originated it:

Balances are made of:

	Balance as of	Exchange difference originated in the period		Balance as of
	31/12/2001 ThCh$	Investment ThCh$	Liabilities ThCh$	09/30/2002 ThCh$

Masisa Argentina S.A.	13,156,568	14,972,166	(2,654,717)	25,474,017
Forestal Argentina S.A.	1,661,650	1,419,990	(387,303)	2,694,337
Masisa Do Brasil Limited.	0	13,127,868	(10,321,364)	2,806,504
Masisa Mexico S.A. de C.V.	0	1,050,882	(996,188)	54,694
Masisa Servicios Mexico S.A. de C.V.	0	5	0	5
Masisa Cabrero S.A.	67,021	0	0	67,021

	14,885,239	30,570,911	(14,359,572)	31,096,578

In September 2001, are as follows:

	Balance as of	Exchange difference originated in the period			Balance as of
	31/12/2000 ThCh$	Investment ThCh$	Liabilities ThCh$	Reserve ThCh$	09/30/2001 ThCh$

Masisa Argentina S.A.	6,417,728	15,960,626	(3,511,205)	0	18,867,149
Forestal Argentina S.A.	931,459	1,714,693	(450,089)	0	2,196,063
Resinas Concordia S.A.	550,446	0	0	(550,446)	0
Masisa do Brasil Ltda.	(595,109)	12,045,691	(10,771,401)	0	679,181
Masisa Cabrero S.A.	67,027	0	0	0	67,027

	7,371,551	29,721,010	(14,732,695)	(550,446)	21,809,420

e) Capital Increase

Year 2001

On November 13, 2000, the shareholders’ meeting voted to increase Masisa’s corporate capital through the emission of 182,441,061 shares, to be paid in cash at a price of Ch$ 280 each, or in another form, open to the shareholders’ discretion. The funds that are obtained from this capital increase will help finance Company expansion plans. In the2001 first term, 88,014,378 shares have been paid and subscribed (equal to ThCh$24,851,808), 81,084,916 of which belonging to Forestal Terranova S.A. and 6,926,084 shares for Sumitomo Corporation.

f) Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

g) Dividend Paid

Dividends paid, shown in the equity variation table, are detailed as follows:

Dividend	Date of payment	Dividend per Share	Historical Dividend

2001 N° 31	May, 2002	6.63680	6,162,362

2000 N° 30	May, 2001	8.20109	7,558,032

NOTE 18 – OTHERS NON OPERATING INCOME AND EXPENSES

On January 17, 2001, the company sold to Georgia Pacific Inc. its 50% ownership in a joint venture formed by Georgia Pacific Masisa Resinas Limitada and Resinas Concordia S.A. The paid price exceeded in ThCh$7,394,052 the book values registered as of the date of the operation, and also originated and additional result of ThCh$1,883,617 due to the reverse of unrealized gains and the corresponding reserve for foreign currency translation adjustments The company has also accounted a ThCh$5,812,999 provision to adjust the book value of one of its particle board lines. The aforementioned charge is based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges, and was calculated using the standard accountant criteria applicable to this matters.

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2002 ThCh$	2001 ThCh$

Gain on sale of investments	0	7,394,052
Reverse unrealized gain in investment sale	0	1,339,666
Reverseforeign currency translation adjustment investment sale	0	543,951
Reverse provision for non-operating receivables	2,011,967	0
Profit on sales of fixed assets, spare parts and raw materials	784,066	57,689
Penalty debt recovery	104,419	0
Deferred duty Charges	607,146	0
Profit on sales of raw material waste and other	191,817	584,997

Total	3,699,415	9,920,355

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2002 ThCh$	2001 ThCh$

Fixed assets line devaluation Provision	0	5,812,999
Accounts receivable Provision non-operating result	0	1,955,800
Depreciation of non-capitalized fixed assets	103,826	506,041
Outdated assets Provision	0	426,174
Argentina supplystock Provision	0	852,373
Low rotation stock Provision	0	153,300
Donations	39,428	28,585
Other	165,668	475,315

Total	308,922	10,210,587

NOTE 19 – PRICE/LEVEL RESTATEMENT

The effect of the application of price-level restatements was as follows:

	Adjustment index	09/30/2002	09/30/2001

Assets (debit) / credit
Inventories	CPI	73,837	218,579
Fixed assets	CPI	1,816,386	2,127,549
Investments in related companies	CPI	1,572,684	2,296,085
Others non monetary assets	CPI	82,938	131,325
Charges and cost accounts	CPI	537,327	664,784

Total (debit) / credit		4,083,172	5,438,322

Liabilities (debit) / credit
Financial equity Individual	CPI	(3,677,892)	(5,652,988)
Financial liabilities	CPI	(101,731)	(514,397)
Liabilities non monetary	CPI	(66,886)	0
Profits account	CPI	(682,998)	(659,458)

Total (debit) / credit		(4,529,507)	(6,826,843)

(Loss) Profits price/level restatement account		(446,335)	(1,388,521)

NOTE 20 – FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2002	09/30/2001

Cash	Dollar	295,724	739,035
Accounts receivable	Dollar	499,867	0
Accounts receivable from related companies	Dollar	3,828,038	3,249,366
Others long-term assets	Dollar	1,127,581	5,875,112

Total (debit) / credit		5,751,210	9,863,513

Financial liabilities	U.F.	0	(49,693)
Accounts payable	Dollar	(1,324,356)	(1,795,291)
Accounts payable	Dollar	9,055	(391,412)
Other short term liabilities (Exchange rates swaps)	Dollar	1,189,186	0
Other short term liabilities	Dollar	(2,690,600)	564,176
Exchange differences in Mexico	Mexican pesos	(400,782)	0
Exchange differences in Argentina	Argentine pesos	(3,090,987)	0
Exchange differences en Brazil	Real	(3,379,956)	(1,406,918)

Total (debit) / credit		(9,688,440)	(3,079,138)

Total		(3,937,230)	6,784,375

The exchange difference corresponding to the foreign subsidiaries included under this note is presented in one single line, as Exchange Differences, as set forth the Technical Bulletin N°64 of the Chilean Institute of accountants, and is informed in the Currency column indicating the origin country’s currency.

NOTE 21 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in

S	CCPE	6,585,300	4 Quarter 2002	Exchange Rate	B	Working Capital	6,585,300	6,738,570		0	0	153,270
FR	CCPE	13,587,113	4 Quarter 2006	Interest Rate	B	Long Term Debt	13,587,113	13,741,891	Short term portion financial debt	154,778	154,778	0
S	CCPE	392,674	4 Quarter 2002	Exchange Rate	B	Working Capital	392,674	489,299		0	0	96,625
S	CCPE	369,763	4 Quarter 2002	Exchange Rate	B	Working Capital	369,763	477,741		0	0	107,978
S	CCPE	3,679,542	1 Quarter 2003	Exchange Rate	B	Working Capital	3,679,542	3,750,740		0	0	71,198

NOTE 22 – CONTINGENCIES AND COVENANTS – GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

−	Argentine economic scenario

As of September 30, 2002 the Company holds investments in Argentina representing 21.71% of total consolidated assets (23.04% as of September 30, 2001).

As it is widely known, the Argentine Republic is in the midst of a complex economic situation, which includes high external debt and interest rates, a significant decrease in deposits, a new exchange rate scheme, restrictions to the voluntary availability and circulation of cash and overseas transfer of currency, a country risk rating which has reached levels beyond average, and an economic recession extending over a period of three years. This situation has generated a significant decrease in product and service demand and a considerable increase in the unemployment rate. Similarly, the ability of the Government of Argentina to service its liabilities and the possibility of having access to bank credit lines have been affected under the circumstances. Consequently, it is impossible to forecast the future development of Argentina’s local economy, nor its consequences on the financial and economic position of the subsidiaries in the latter country. Accordingly, these financial statements may not include all the adjustments that may arise from such adverse conditions and, therefore, should be read considering the above circumstances.

−	Forestal Tornagaleones S.A.
a)	Guarantees
As of September 30, 2002 and 2001 the Company has not give any document as guaranty

b)	Direct Guarantees
On October 15, 1999 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of September 30, 2002 is ThCh$9,707,408 (ThCh$8,768,128 in 2001) and the value of the land was ThCh$3,693,274 (ThCh$3,335,957 in 2001) . In addition, the agreement includes other clauses normally used in this kind of transactions.

c)	Indirect Guarantees
During 2001 the subsidiary became a joint and several debtor in favor of the Dresdner Bank and Security Bank issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement establishes for the guarantor some normal obligations for this kind of operations such as:

•	To maintain a shareholders’ equity of no less than US$80,000,000, obligation subject to an exemption by means of an authorization of the bank.
•	To maintain a leverage lower or equal to 0.4 times.
•	To maintain a ratio of shareholders’ equity and long term deposits, to fixed assets; equal or higher than 1; and
•	To maintain a ratio of EBITDA to financial expenses higher or equal to 1.5 times.

d)	Trials
As of September 30th 2002, the company have an award of damages trial against it. The plaintiff claims for ThCh$404,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. The company counts with all the background and studies to take down the suit so the lawyers estimates that the possibilities for the plaintiff to succeed are minimal.

−	Masisa Overseas Ltd.

The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. Certain loan agreements include restrictive covenants. The more restrictive covenants are as indicated below:

1.	Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States during 1997, the Company and its subsidiaries, Masisa Overseas Ltd, are contractually committed to maintain certain covenants, which are summarized as follows:

•	Compliance with all laws
•	Maintenance of insurance on properties and businesses
•	Maintenance of properties in good repair, working order and condition
•	Compliance with financial indexes
•	Leverage Ratio not higher than 1
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThCh$160,477,987.
•	Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)
•	Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.
•	Forbiddance to some transactions with related parties
•	Make extensible to the owners of the bonds the new guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

2.	Citibank N.A.

The loan entered by the Company with Citibank N. A. for MMUS$58, establishes for the parent and /or their subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	Maintenance of Properties needed for the normal course of business.
•	To do transactions with the subsidiaries at market conditions.
•	The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
•	The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.
•	The forbiddance to make some speculative transactions over commodities and/or forwards.
•	Not to introduce changes in the accounting principles with the exeption of those that derives from GAAP
•	The forbiddance to merge the Company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of its assets, properties or business, except in the conditions settled in the agreement.
•	To limit its indebtness
•	Maintenance of a debt service ratio over the limits established in the agreement.
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
•	The Company must maintain an Interest Coverage ratio not lower than 3 .
•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

−	Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company must maintain e insurance over their principal assets following the industry standards.
•	The Company must maintain updated accounting books for the parent and its branches companies.
•	The Company must follows the current laws and regulations.
•	The Company must accomplish and pay all the obligations derivate of loan agreements.
•	Maintenance of the normal continuousness of the Company
•	The forbiddance to some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
•	To do transactions with the branch subsidiaries at market conditions.
•	The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
•	To limit the indebtness and lending grants in accordance to the conditions settled in the contract
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
•	The Company must maintain a hedge over financial expenses not lower than 3 .
•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

     All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

−	Inversiones Coronel Limitada

Dated May 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not recognized any provision related to this matter due to, that as it advisors, it considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

−	Forestal Argentina S.A.

Due to some company’s indebtness it is obligated to accomplish some covenants, which ones, due to the respective contracts, must be calculated from the financial statements made in accordance to the Argentinean GAAP.
The covenant’s details are as follows:

•	The ratio between EBITDA and financial expenses must be higher or equal to 1.8 times.
•	Maintenance of a Leverage Ratio, as defined in the respective contracts, lower or equal to 0.5, and,
•	Maintenance of a shareholder’s equity not lower than US$ 50,000,000

Due to that the Argentinean GAAPs show a shareholders’ equity lower than US$ 50,000,000, the creditor bank had granted the company a letter releasing it of the accomplish of this obligation until December 31st 2002. The financial statements of the branch subsidiary Forestal Argentina S.A. that had been incorporated to the consolidated financial statements are prepared by the Chilean GAAP and shows a shareholders’ equity over US$50,000,000.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees

	Name	Relation		Type	Account value	09/30/2002	09/30/2001	09/30/2003	Assets	09/30/2004	Assets	09/30/2005	Assets

Rabo investments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	13,400,682	11,414,614	11,067,654	374,365	0	748,730	0	1,497,460	0

Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,128,938	2,128,938	0	0	0	698,815	0	698,815	0

Dresner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	4,537,474	4,537,474	4,335,097	0	0	748,730	0	1,497,460	0

Banco de Chile New York	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	9,591,240	9,591,240	0	8,984,760	0	0	0	0	0

Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	11,415,786	11,415,786	0	0	0	1,604,528	0	3,209,057	0

Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	44,228,439	44,228,439	24,860,865	0	0	12,407,526	0	12,407,526	0

Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	54,024,817	54,024,817	51,219,602	18,718,250	0	6,738,570	0	6,738,570	0

BankBoston N.A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	84,333,449	84,333,449	72,348,175	0	0	11,979,680	0	61,246,114	0

BankBoston Banco Multiplo S.A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	5,989,840	5,989,840	0	0	0	0	0	0	0

Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	22,789,297	22,789,297	20,382,741	0	0	21,338,805	0	0	0

BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	94,589	94,589	0	0	0	32,542	0	0	0

Banco de la Nación Argentina	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	1,091,931	0	0	0	0	0	0

NOTE 23 – LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$3,614,793 (ThCh$3,338,650 in 2001)

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$209,542 at September 30th 2002.

NOTE 24 – NATIONAL AND FOREIGN CURRENCY

a)	Assets

The breakdown of all foreign currency accounts is as follows:

	Amount
Account	Currency	09/30/2002	09/30/2001

Cash	ThCh$ not adjustable	273,508	885,372
Cash	US$	546,475	493,659
Cash	ThAr$	172,620	0
Cash	Re	73,443	325,224
Cash	Mexican pesos	30,685	0
Time deposit	US$	31,727	1,428,135
Time deposit	Re	360,211	674,276
Account receivable	ThCh$ not adjustable	10,874,289	10,038,406
Account receivable	US$	4,938,684	4,629,670
Account receivable	ThAr$	3,891,796	6,592,047
Account receivable	Sol	3,175	0
Account receivable	Re	5,242,685	5,705,373
Account receivable	Mexican pesos	1,929,523	0
Notes receivable	ThCh$ not adjustable	2,036,571	2,834,118
Notes receivable	US$	0	14,713
Notes receivable	ThAr$	304,009	9,071,570
Notes receivable	Sol	2,543,259	0
Sundry debtors	ThCh$ not adjustable	1,036,956	824,854
Sundry debtors	Eur	145,699	0
Sundry debtors	US$	594,780	268,479
Sundry debtors	ThAr$	371,093	1,223,870
Sundry debtors	Sol	173,794	0
Sundry debtors	Re	608,724	840,619
Sundry debtors	Mexican pesos	72,897	0
Notes and accounts receivable from related companies	ThCh$ not adjustable	33,891	2,875,705
Notes and accounts receivable from related companies	US$	6,029,766	3,451,565
Inventories	Adjustable ThCh$	20,657,583	16,723,333
Inventories	US$	9,967,361	3,763,099
Inventories	ThAr$	9,903,204	10,376,999
Recoverable taxes	Adjustable ThCh$	1,098,615	1,092,371
Recoverable taxes	ThAr$	2,193,341	4,947,301
Recoverable taxes	Sol	204,645	0
Recoverable taxes	Re	394,302	526,768
Recoverable taxes	Mexican pesos	2,137,767	0
Prepaid expenses	ThCh$ not adjustable	598,127	717,313
Prepaid expenses	ThAr$	663,417	116,372
Prepaid expenses	Sol	1,432	0
Prepaid expenses	Re	181,947	60,387
Prepaid expenses	Mexican pesos	22,891	0
Deferred taxes	ThCh$ not adjustable	0	109,201
Deferred taxes	ThAr$	324,739	467,317
Others currents assets	U.F.	0	2,193,244
Others currents assets	US$	4,521,949	2,059,169
Fixed assets	Adjustable ThCh$	139,609,492	140,639,574
Fixed assets	US$	309,698,392	260,858,203
Investments in related companies	Adjustable ThCh$	0	68
Investments in other companies	Adjustable ThCh$	5,888	5,888
Goodwill	Adjustable ThCh$	1,031,052	1,249,689
Higher investment value	Adjustable ThCh$	(906,041)	0
Long term receivables	US$	0	1,219,612
Long term receivables	ThCh$ not adjustable	721,941	236,374
Long term receivables	ThAr$	180,176	781,343
Long term receivables	Re	286,068	0
Notes and accounts receivables from related companies	US$	2,472,615	1,965,837
Others	ThCh$ not adjustable	625,170	622,190
Others	ThAr$	2,242,005	3,258,639
Others	US$	108,863,131	89,712,208
Others	Mexican pesos	271,806	0
Total Assets
	ThCh$ not adjustable	16,200,453	19,113,533
	US$	447,664,880	369,864,349
	ThAr$	20,246,400	36,835,458
	Re	7,147,380	8,132,647
	Mexican pesos	4,465,569	0
	Sol	2,926,305	0
	Euro	145,699	0
	Adjustable ThCh$	161,496,589	159,710,923
	U.F.	0	2,193,244

b)	Currents Liabilities

  The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year
		09/30/2002		09/30/2001		09/30/2002		09/30/2001
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	ThCh$ not adjustable	730,131	0	0	0	0	0	0	0

Due to banks and financial institutions short/term	US$	21,641,985	2.56	0	0	8,882,474	3.00	24,259,274	4.97
Due to banks and financial institutions short/term	ThAr$	43,964	36	0	0	0	0	0	0
Due to banks and financial institutions short/term	Re	286,428	18.96	0	0	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	0	0	1,433,691	6.70	1,439,240	6.70
Short/term portion of long/term liabilities to banks and financial institutions	US$	5,933,604	3.6	4,125,408	4.88	218,299	8.00	344,691	4.88
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	13,946	0	233,985	4.88	48,101	0	701,956	4.88
Short term portion of long term Bond	US$	1,613,717	0	1,497,871	0	18,718,250	7.82	0	0
Long/term liabilities due within one year	US$	49,150	10.5	1,296,577	11.68	324,274	10.83	134,314	10.5
Dividends payable	ThCh$ not adjustable	167,984	0	108,452	0	0	0	0	0

Accounts payable	ThCh$ not adjustable	3,445,534	0	3,830,746	0	0	0	0	0
Accounts payable	US$	109,669	0	847,180	0	0	0	0	0
Accounts payable	ThAr$	3,202,389	0	3,073,674	0	0	0	0	0
Accounts payable	Re	1,643,885	0	2,597,038	0	0	0	0	0
Accounts payable	Dm	0	0	107,633	0	0	0	0	0
Accounts payable	Euro	724,836	0	132,493	0	0	0	0	0
Accounts payable	Pts	0	0	415,227	0	0	0	0	0
Accounts payable	Sol	31,268	0	0	0	0	0	0	0
Accounts payable	Mexican pesos	544,906	0	0	0	0	0	0	0

Sundry debtors	ThCh$ not adjustable	9,490	0	28,176	0	0	0	0	0
Sundry debtors	US$	605,483	0	432,838	0	0	0	0	0
Sundry debtors	Sol	11,648	0	0	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	2,660	0	0	0	0	0	0	0

Provisions	ThCh$ not adjustable	1,642,636	0	4,138,040	0	118,939	0	0	0
Provisions	US$	0	0	0	0	0	0	673,273	0
Provisions	ThAr$	1,138,616	0	341,516	0	0	0	0	0
Provisions	Re	405,235	0	495,994	0	0	0	0	0
Provisions	Sol	7,709	0	0	0	0	0	0	0
Provisions	Mexican pesos	358,282	0	0	0	0	0	0	0

Withholdings	ThCh$ not adjustable	319,277	0	314,180	0	0	0	0	0
Withholdings	ThAr$	254,694	0	663,833	0	0	0	0	0
Withholdings	Re	0	0	436,489	0	0	0	0	0
Withholdings	Sol	3,584	0	0	0	0	0	0	0
Withholdings	Mexican pesos	48,355	0	0	0	0	0	0	0

Income tax	ThCh$ not adjustable	0	0	0	0	2,948,288	0	1,989,790	0
Income tax	ThAr$	0	0	0	0	0	0	1,430,180	0
Income tax	Re	0	0	0	0	187,979	0	0	0
Income tax	Mexican pesos	0	0	0	0	140,170	0	0	0

Unearned taxes	ThCh$ not adjustable	77,032	0	41,253	0	0	0	0	0

Others currents payables	ThCh$ not adjustable	0	0	5,917	0	0	0	0	0
Others currents payables	US$	0	0	165,070	0	0	0	0	0
Others currents payables	ThAr$	6,923	0	0	0	0	0	0	0

Total current liabilities	ThCh$ not adjustable	6,394,744	0	8,466,764	0	3,067,227	0	1,989,790	0
	US$	29,953,608	0	8,364,944	0	28,143,297	0	25,412,002	0
	ThAr$	4,660,532	0	4,313,008	0	48,101	0	2,132,136	0
	Re	2,335,548	0	3,529,521	0	187,979	0	0	0
	U.F.	0	0	0	0	1,433,691	0	1,439,240	0
	Dm	0	0	107,633	0	0	0	0	0
	Euro	724,836	0	132,493	0	0	0	0	0
	Pts	0	0	415,227	0	0	0	0	0
	Sol	54,209	0	0	0	0	0	0	0
	Mexican pesos	951,543	0	0	0	140,170	0	0	0

c)	Long–Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	4,207,100	6.70	0	0	0	0	0	0
Due to banks and financial institutions	US$	159,718,463	8.34	18,908,463	3.58	2,059,008	3.68	0	0
Due to banks and financial institutions	ThAr$	32,542	0	0	0	0	0	0	0
Bonds	US$	20,215,710	8.06	13,477,140	8.06	0	0	0	0
Sundry creditors	U.F.	0	0	0	0	0	0	927,724	0
Sundry creditors	US$	371,090	0	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	1,079,633	0
Sundry creditors	Real	0	0	1,832,662	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	15,565	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	3,745,265	0
Deferred taxes	ThAr$	0	0	0	0	0	0	914,357	0
Total long-term liabilities
	U.F.	4,207,100	0	0	0	0	0	927,724	0
	US$	180,305,263	0	32,385,603	0	2,059,008	0	15,565	0
	ThAr$	32,542	0	0	0	0	0	1,993,990	0
	Re	0	0	1,832,662	0	0	0	0	0
	ThCh$ not adjustable	0	0	0	0	0	0	3,745,265	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	2,803,714	6.70	2,803,714	6.70	0	0	0	0
Due to banks and financial institutions	US$	29,578,592	10.82	90,777,675	10.54	8,168,165	8.41	0	0
Due to banks and financial institutions	ThAr$	155,991	5.00	0	0	0	0	0	0
Bonds	US$	24,150,555	7.88	12,785,588	8.06	12,785,588	8.06	0	0
Sundry creditors	ThCh$ adjustable	8,862	0	11,027	0	1,255,052	0	509,446	0
Sundry creditors	US$	616,619	10.67	78,869	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	534,524	0
Provisions	ThCh$ adjustable	0	0	0	0	0	0	671,159	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	2,478,046	0
Deferred taxes	ThAr$	0	0	0	0	0	0	6,380,280	0
Total long-term liabilities
	U.F.	2,803,714	0	2,803,714	0	0	0	0	0
	US$	54,345,766	0	103,642,132	0	20,953,753	0	0	0
	ThAr$	155,991	0	0	0	0	0	6,914,804	0
	ThCh$ adjustable	8,862	0	11,027	0	1,255,052	0	1,180,605	0
	ThCh$ not adjustable	0	0	0	0	0	0	2,478,046	0

NOTE 25 – Sanctions

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 26 – SUBSEQUENT EVENTS

October 15, 2002: is communicated to the Superintendencia de Valores y Seguros and Stock Exchanges of the country that according to the established in the articles 90 and 100 section two of the Law 18,045 that dated October 9, 2002, the Company, through its fully owned subsidiary Masisa Overseas Limited, subscribed a long–term loan with Banco de Chile in the amount of US$15 million. The proceeds of this loan were used to prepay a portion of the Company’s short–term debt. The payment of Masisa Overseas Ltd.’s loan is guaranteed by Masisa S.A.

October 25, 2002: is communicated to the Superintendencia de Valores y Seguros and Stock Exchanges of the country that according to the established in the articles 90 and 100 section two of the Law 18,045 that during the Company’s Ordinary Board Meeting, held today, the Board agreed to sign an Administration Contract in which Forestal Terranova S.A., that gives to its subsidiary Masisa S.A. the management of the Venezuelan company, Fibranova C.A., which is an indirect subsidiary of Forestal Terranova S.A., the main characteristics of the contract are the following:

1.– Parties in the contract: Forestal Terranova S.A., Fibranova C.A., Terranova Internacional S.A. (the Chilean subsidiary of Forestal Terranova S.A. and only shareholder of Fibranova C.A.) and Terranova Colombia S.A. (the commercial subsidiary of Forestal Terranova S.A. in that country), on one side, and Masisa S.A. on the other.

2.– Contract purpose: give Masisa S.A. administrative control of the Fibranova C.A. operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources. Fibranova C.A. owns industrial installations in Puerto Ordaz, Venezuela, which consist of two board production lines (PB and MDF), a melamine board recovering line and a molding MDF line. The production at these industrial installations have Venezuela and Colombia as their natural final markets. Masisa has experience and knowledge in the fabrication of PB and MDF boards, and has developed commercial models for these products in various countries in Latin America.

3.– Contract Validity: 3 years, beginning January 1, 2003, and will be renewable for equal periods.

4.– Remuneration: 8% of the Fibranova C.A. Annual Operating Result.

Additionally, while the Administration Contract is valid, and for up to three years after the conclusion of the Contract, Masisa S.A. receives a Preferential and Irrevocable Option to acquire Fibranova C.A. shares and assets, to be executed in the event of a decision to alienate the shares or assets to third parties.

Given the fact that this is an operation between related parties, the Company declares that this transaction has also been analyzed by the Company’s Directors Committee in a meeting held on October 22, 2002. The Committee informed the Board of Directors that, in the unanimous opinion of its members, the operation adjusts to market conditions.

Between September 30, 2002 and the emission date of this financial statements (October 28, 2002), no significant event that affects the financial situation of the company have taken place.

NOTE 27 – ENVIRONMENTAL

The company focuses its environmental policies through 2 perspectives,

1)	Legal Aspects
Concentrate all subjects related to authorization requests and certifications related to environmental matters. The expenditures related to this concepts amounted to ThCh$0 during third quarter 2002 (ThCh$1,517 in 2001).

2)	Clean production profitability

Under the concept that each process may be improved through an adequate environmental management, the company is constantly evaluating projects to reduce cost and wastes in its production processes.
The company has committed the following investments in its operating processes related to the environmental subject,

Current Projects as of September 30, 2002

Modification to the Fuel supply system of the Energy Plant of Mapal
Budget: ThCh$16,000 Invested: ThCh$0, Status: in force
The environmental effect consists in a diminution in the consumption of energy and waste generation.

Implementation and Certification of the Environment Management System in Pushmann Plant
Budget: ThCh$13,271 Invested: MS$5,417 (ThCh$2,417 in the first term 2002) Status: in force

Implementation and Certification of the Environment Management System in Cabrero Plant
Budget: ThCh$22,009 Invested: MS$4,938 (ThCh$4,347 the first term 2002) Status: in force

Emissions measurement related to ISO 14,001 in the Cabrero and Pushmann Plants
Budget: ThCh$7,200 Invested: MS$3,280 (ThCh$3,280 the first term 2002), Status: in force

Forestal Tornagaleones S.A.
From April 2001, this subsidiary started the ISO 14001 certification process, that implies the creation of an environment management system. For this purpose, the company has invested ThCh$28,576 during 2002.
The subsidiary Forestal Argentina S.A. has incurred in expenses for ThCh$11,951 during 2002 related to environmental studies (law 25,080) aimed to improve production and other environment related processes.

Projects ended in 2001
Enlargement of the unification of discharges project in the particle board line Mapal Plant
Budget: ThCh$6,100 Invested: ThCh$6,100 Status: Ended
The environmental effect is a safety increase in the preparation and dryer process of the wood and a decrease in the environmental pollution.

Enlargement of the waste material classification process in Mapal plant.
Budget: ThCh$15,400, Invested: ThCh$16,046 Status: Ended
The environmental effect is that allows to make use of waste material back in the production process.

Cleaning area for blade–carrying hoops of the wood shaving in Mapal plant.
Budget: ThCh$6,900, Invested: ThCh$6,885 Status: Ended
The environmental effect is to reduce the contamination in the process and in the cleaning place.

Change of the drying duct.
Budget: ThCh$20,872, Invested: ThCh$20,241 Status: Ended
The environmental effect consist in an increased drying capacity to incorporate up to 10% of sawdust as raw material, sawdust being a waste material of other processes.